Aja Cannafacturing, Inc.

5333 Birch Street

Lake Elsinore, CA, 92530

Via EDGAR

August 8, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re: IDS Industries, Inc.

Item 4.01 Form 8-K

Filed August 1, 2014

File No. 000-55014

Dear Mr. Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated August 7, 2014 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Aja Cannafacturing, Inc.

/s/ Scott Plantinga
By:	Scott Plantinga
Chief Executive Officer